UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

 Under the Securities Exchange Act of 1934

 (Amendment No. 1)

 Unusual Machines, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

U9154A 208

(CUSIP Number)

Red Cat Holdings, Inc.

15 Ave. Muñoz Rivera, Ste. 2200

San Juan, PR 00901-2510

(833) 373-3228

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

U9154A 208

1. Names of Reporting Persons
Red Cat Holdings, Inc.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ✓

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0 (1)

8. Shared Voting Power
0

9. Sole Dispositive Power
0 (1)

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
0 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
0%
14. Type of Reporting Person
CO

(1)

On July 122 2024, Red Cat Holdings, Inc. (the “Filing Person”) entered into Exchange Agreement with Unusual Machines, Inc. (the “Issuer”) pursuant to which the Filing Person exchanged 4,250,000 shares of Common Stock (“Common Stock”) of the Issuer for 4,250 shares of Series A Convertible Preferred Stock (“Preferred Stock”) of the Issuer. The exchange was made pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended. No other consideration was received by the Filing Person for the Common Stock or paid to the Issuer for the Preferred Stock. The Preferred Stock is not subject to  conversion if the holder, together with its affiliates, would beneficially own in excess of 4.99% of the number of shares of the Issuer’s common stock outstanding immediately after giving effect to such conversion.

In connection with a working capital adjustment arising from the transaction in which the Filing Person previously received an 8% Promissory Note from the Issuer, on July 19, 2022, the Filing Person and the Issuer agreed to amend the terms of the 8% Promissory Note in order to increase the principal amount of the note from $2,000,000 to $4,000,000, among other changes. The 8% Promissory Notes are not subject to conversion if the holder, together with its affiliates, would beneficially own in excess of 4.99% of the number of shares of the Issuer’s common stock outstanding immediately after giving effect to such conversion.

In connection with the Exchange Agreement and the amendment of the Promissory Note, on July 22, 2024, the Filing Person entered into a Purchase Agreement with a private purchaser pursuant to which it agreed to sell its (i) 4,250 shares of Issuer Preferred Stock for $2,500,000, and (ii) 8% Promissory Note, as amended, to the private purchaser for $1,900,000.

As a result of the foregoing transactions, the Filing Person no longer holds any Issuer securities and accordingly the Filing Person will no longer be subject to Section 13 with regards to the Issuer.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D (the “Schedule 13D”) amends the Schedule 13D originally filed on February 22, 2024 as set forth below. As set forth below, as a result of the transactions described herein, on July 22, 2024 each of the Filing Persons ceased to be the beneficial owner of more than five percent of the shares of common stock of the Issuer. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Filing Person.

ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.01 per share of the Issuer. The principal executive offices of the Issuer are located at 4677 L B McLeod Rd, Suite J, Orlando, Florida 32811.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is filed on behalf of the Filing Person.

(b) The principal business address of the Filing Person is c/o Red Cat Holdings, Inc., 15 Ave. Muñoz Rivera, Ste. 2200, San Juan, PR 00901.

(c) The Filing Person is in the business of developing and selling unmanned aerial technology, primarily drones, to commercial enterprises and government agencies.

(d) During the last five years, the Filing Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Filing Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The Filing Person is a Nevada corporation.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On July 22, 2024, the Filing Person entered into Exchange Agreement with the Issuer pursuant to which the Filing Person exchanged 4,250,000 shares of Common Stock of the Issuer for 4,250 shares of Series A Convertible Preferred Stock (“Preferred Stock”) of the Issuer. The exchange was made pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended. No other consideration was received by the Filing Person for the Common Stock or paid to the Issuer for the Preferred Stock.

In connection with a working capital adjustment arising from the transaction in which the Filing Person previously received an 8% Promissory Note from the Issuer, the Filing Person and the Issuer agreed to amend the terms of the 8% Promissory Note in order to increase the principal amount of the note from $2,000,000 to $4,000,000, among other changes.

In connection with the Exchange Agreement and the amendment of the Promissory Note, the Filing Person entered into a Purchase Agreement with a private purchaser pursuant to which it agreed to sell its (i) 4,250 shares of Issuer Preferred Stock for $2,500,000, and (ii) 8% Promissory Note, as amended, to the private purchaser for $1,900,000.

As a result of the foregoing transactions, the Filing Person no longer holds any Issuer securities and accordingly the Filing Person will no longer be subject to Section 13 with regards to the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) See responses to Items 11 and 13 on the cover page.

(b) See responses to Items 7, 8, 9 and 10 on the cover page.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Red Cat Holdings, Inc.
Date: July 23, 2024	/s/ Jeffrey Thompson
Jeffrey Thompson, Chief Executive Officer